GREENWAY TECHNOLOGIES CORP.
                          80 Wall Street, Suite 818
                             New York, NY 10005


July 28, 2004

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Washington Street, N.W.
Washington, D.C.  20549

Attention: John Reynolds, Assistant Director

Re:  Greenway Technologies Corp.
     Application for Withdrawal of Registration Statement on Form SB-2 SEC File # 333-101984

Dear Mr. Reynolds:

Pursuant to Rule 477 of Regulation C, this letter is a formal request to withdraw the SB-2 Registration Statement originally filed on December 19, 2002 by Greenway Technologies Corp. None of the Company's securities have been offered or sold. We are requesting withdrawal because the Registrant's business plan is no longer feasible.

Please advise if you need any further information in order for the Commission to consent to our application to withdraw our registration statement.


Greenway Technologies Corp.



By: /s/ Miao Juan Jiang
-------------------------
Miao Juan Jiang, President